M. ALI PANJWANI, ESQ.

Partner

DIRECT TEL: 212-326-0820

FAX: 212-326-0806

ali.panjwani@pryorcashman.com

January 12, 2024

Via Edgar

Ms. Kate Tillan

Mr. Rolf Sundwall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sphere 3D Corp.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 31, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed May 11, 2023

File No. 001-36532

Ladies and Gentlemen:

On behalf of our client, Sphere 3D Corp., a corporation organized under the laws of Ontario, Canada (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, please find the responses of the Company to comments received from the Staff of the Securities Exchange Commission (the “Staff”) in a letter dated December 12, 2023 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”) of the Company. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form 10-K and Form 10-Q, as applicable.

Securities and Exchange Commission

January 12, 2024

The Company has asked us to convey the following responses to the Staff:

Form 10-K for the Fiscal Year Ended December 31, 2022

Financial Statements

Note 2. Summary of Significant Accounting Policies

Digital Assets, page F-13

1.	We acknowledge your responses to comment 5. Please tell us whether you use the spot price obtained from the CME to value your bitcoin holdings for impairment testing purposes, and, if so, please address the following:

●	Tell us how the source you use to determine fair value considered ASC 820,including ASC 820-10-35-5. Tell us whether your source is a principal market with the greatest volume and level of activity for bitcoin. While your response to comment 6 told us that CME has the greatest volume and level of activity, you did not address whether bitcoin may be traded on CME and whether CME may be a principal market.

●	If your source does not meet the definition of a principal market under ASC 820, identify your principal market for us, and explain why it is a principal market for bitcoin. Refer to Example 4 beginning at ASC 820-10-55-42 and, in the basis for conclusions, BC22 and BC23.

●	With respect to your response to the first bullet point of comment 5, revise future filings to provide similar disclosure about your impairment testing.

Response:	In response to the Staff’s comment, the Company advises as follows:

●	Upon further review, we do not believe that CME is a principal market, as CME does not trade Bitcoin. The Company notes that CME’s spot prices are sourced from cryptocurrency exchanges and trading platforms including Bitstamp, Coinbase, Gemini, itBit, Kraken, and LMAX Digital. The Company has performed a monthly comparison of the CME pricing used to price the Company’s Bitcoin revenue against the prices published in Yahoo Finance, and determined the differences to be immaterial.

●	When the Company sells its Bitcoin to generate cash to operate its business, the Bitcoin is sold via the Company’s BitGo wallet using BitGo Prime Trading, which is not an exchange. BitGo has represented to the Company that it does not disclose the exchanges on which it sells digital assets. Therefore, after further evaluation of ASC 820-10-35-5 and 820-10-35-5A, absent disclosure of this information from BitGo, the Company considers Coinbase to be Bitcoin’s principal market. For the impairment analysis for the year ended December 31, 2022, to determine if there is an impairment, the Company used the lowest intraday quoted Bitcoin price from the Bitcoin USD (BTC-USD) historical data on Yahoo Finance to assess impairment. In accordance with ASC 820-10-35-5A, the Company used Bitcoin prices derived from Yahoo Finance because it is widely accessible. The Company notes that the prices on Yahoo Finance are based on data from CoinMarketCap, which according to CoinMarketCap’s website, “ranks and scores exchanges based on traffic, liquidity, and trading volume.” The Company believes that given the Bitcoin prices and the number of Bitcoins mined by the Company during the year ended December 31, 2022, any differences in pricing between the principal market and Yahoo Finance, would not have a material impact on the impairment loss recorded.

●	The Company will revise future filings to provide similar disclosure about its impairment testing.

Securities and Exchange Commission

January 12, 2024

Revenue Recognition, page F-15

2.	We acknowledge your response to comment 6. Please respond to the following and revise your disclosure in future filings to specifically address the following concerning your mining revenue recognition under ASC 606:

●	In Note 14 on page 30 of your Form 10-Q for the quarterly period ended September 30, 2023, you disclose that digital mining revenue is generated from two mining pool operators. Tell us the name of the mining pool other than Foundry in which you participate. Tell us, and disclose, the payment mechanism (Full Pay Per Share or otherwise) for each mining pool, and, if different payment mechanisms, the proportion of revenue recognized under each for fiscal 2021 and 2022 and the nine months ended September 30, 2023.

●	Since you told us that you provide continuous performance across more than one day, tell us what constitutes contract inception and contract duration and the reasons why. Cite the relevant ASC 606 guidance that supports your determination. Given that you told us that your contracts can be terminated at any time without penalty, tell us your consideration for the guidance in Examples 1 and 2 of Question 7 and of Question 8 to the FASB Revenue Recognition Implementation Q&As and whether the mining pool agreement is continuously renewed and the duration of your contracts is less than 24 hours.

●	Disclose, similar to your response, that the contracts are terminable at any time by either party without compensation to the other party for such termination.

●	Assuming you conclude that your contracts are continuously renewed, tell us whether the rate of payment remains the same upon renewal and whether your customer’s option to renew represents a material right that results in a separate performance obligation as contemplated in ASC 606-10-55-42.

●	With respect to the variability associated with the consideration receivable, address how the block reward portion of the consideration cannot be reasonably estimated (and should be fully constrained) if network difficulty changes about every two weeks, block rewards change about every four years, and contract duration is one day or less. In this regard, it appears for FPPS contracts that the only variable at contract inception is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable.

●	You told us that you measure the noncash consideration in accordance with ASC 606-10-32-21 and 606-10-32-23 on the date earned. Tell us in more detail how you perform your measurement and the time used for measurement in relation to the period over which your compensation is determined by the pool operator and whether or not that timing is consistently applied.

●	Revise your disclosure to clarify the time and date when you measure the noncash consideration (for example, if true, using your timing of the bitcoin spot price on the date of contract inception) and when you recognize the noncash consideration (for example, if true, on the same day that control of the contracted service transfers to the mining pool operator (i.e., the customer), which is the same day as contract inception).

●	You told us that your performance obligation is the provision of computing power. Tell us your consideration of disclosing your performance obligation as a service to perform hash computations for the mining pool operator, or something similar, to align with the promise under your agreement.

●	In your Step 3 analysis, your response indicates that under section 6 of the Foundry agreement, your share of the block reward is based on the expected value from the block reward, but that you recognize revenue when the mining pool operator successfully places a block on the blockchain. If network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole, at a minimum under the FPPS payout method, regardless of whether the mining pool operator successfully records a block to the blockchain, then reconcile your statements for us and revise your disclosure accordingly.

Securities and Exchange Commission

January 12, 2024

●	Disclose, similar to your response, the payment mechanisms that your mining pool agreements utilize (the Full Pay Per Share (FPPS) payout method or otherwise) and summarize the nature of each component of your consideration (i.e., network block subsidies, network transaction fees, and pool operating fees). It should be clear from the disclosure whether the amounts are calculated based on expected or actual amounts. For example, if true, disclose that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain, while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period.

Response:	In response to the Staff’s comment, the Company advises as follows:

●	The name of the Company’s other mining pool is Luxor Technology Corp. (“Luxor”).

●	The payment mechanism for both Luxor and Foundry is Full Pay Per Share (“FPPS”). The Company will disclose the payment mechanism for each mining pool in future filings.

●	In accordance with ASC 606-10-25-1, contract inception occurs when the Company provides computing power to Foundry or Luxor, which is the beginning of the 24 hour period (12:00am UTC time) and the contract duration is 24 hours.

The Company’s proportionate amount of the block reward and the transaction fee reward earned are calculated at the end of each transactional day (which, under each of the Luxor and Foundry service agreements, is midnight-to-midnight). The Bitcoin is distributed daily to the Company. Daily Earnings are calculated from 12:00am to 12:00am UTC time, and the rewards are credited one hour later at 1:00am UTC time.

In accordance with Question 7 to the FASB Revenue Recognition Implementation Q&As, as the contract can be terminated by either party without compensating the other party for the termination, the duration of the contract does not extend beyond the goods or services already delivered, which is 24-hrs, as that is the measurement period, or duration.

For the above reasons, contract inception occurs when computing power is contributed to the pool, which is 12:00am UTC time and the contract duration is 24 hours.

●	In accordance with Question 7 to the FASB Revenue Recognition Implementation Q&As, as the contract can be terminated by either party without compensating the other party for the termination, the duration of the contract does not extend beyond the goods or services already delivered, which is 24 hours, as that is the measurement period. Under FPPS, the Company could withdraw computing power at any time during the 24-hour period and the calculation of the rewards would still be based on the computing power contributed over the full 24-hour contract period. If the Company chooses not to switch pool providers, then a new 24-hour contract starts.

The Company does not believe Question 8 to the FASB Revenue Recognition Implementation Q&As is applicable as there are no penalties and no minimum purchase obligations under the contracts.

Securities and Exchange Commission

January 12, 2024

●	The Company will disclose in future filings that the contracts are terminable at any time by either party without compensation to the other party for such termination.

●	Each service agreement is ongoing until terminated by either party and there are no penalties for contract termination by either party. The service agreements do not have a term; each is continuous until cancelled and there is no option to renew.

●	The Company considers the block reward portion of the consideration as variable because the Company’s computing power (user hashrate) that it contributes to the pool, as a percentage of the global hashrate, is considered in the calculation of the pay-out in accordance with the pay-out formula provided for in the agreements with the mining pool operators. The Company’s real-time computing power, also known as hash rate percentage, fluctuates during the day, so the Company cannot reasonably estimate the amount of rewards it will receive until the end of the day. Fluctuations in the Company’s hash rate may be caused by curtailments due to weather or maintenance of machines. Included in the consideration that the Company receives is its share of the global Bitcoin network’s transaction fees, which are determined at the end of each day and are dependent on the number of Bitcoin transactions processed during the day and the number of miners who participate in the pool. Because the Company’s only performance obligation is to provide computing power, and given the factors cited above, the total rewards the Company receives (the block reward plus the transaction fees) are considered to be variable consideration.

●	Under each of the Foundry and Luxor service agreements daily earnings are calculated from 12:00am to 12:00am UTC time, and the rewards are credited one hour later at 1:00am UTC time. This timing is consistently applied.

●	The Company will revise its disclosure in future filings to clarify the time and date when the Company measures the noncash consideration and when the Company recognizes the noncash consideration.

●	The Company supplies the computing power. Because the mining pool operators perform computations based on its own systems, the Company discloses its obligation as the provision of the computing power. As an example, Section 3a of the Foundry service agreement states that the Company “shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.”

●	The Company would like to clarify that in accordance with Section 6 of the Foundry USA Pool Terms of Services Agreement, pay-outs received are based on the expected value from the block reward plus the transaction fee reward, regardless of whether the mining pool operator successfully records a block to the blockchain. The Company will revise its disclosure in its future filings accordingly.

●	The Company will revise its disclosure in future filings to include the payment mechanisms that its mining pool agreements utilize and summarize the nature of each component of the Company’s consideration.

Securities and Exchange Commission

January 12, 2024

Form 10-Q for the Quarterly Period Ended June 30, 2023

Financial Statements

Condensed Consolidated Statements of Cash Flows, page 8

3.	We acknowledge your response to comment 11. Please note that we continue to consider your response.

Response:	The Company notes that the Staff continues to consider its response to Comment No. 3, as provided in the Company's letter dated July 27, 2023.

Note 1. Organization and Business
Liquidity and Going Concern, page 10

4.	In response to comment 3, you revised the disclosure to state that the factors raise substantial doubt that the company will be able to continue as a going concern beyond the next 12 months from the date the financial statements are issued. ASC 205-40-50-13 requires that, if, after considering management's plans, substantial doubt about an entity's ability to continue as a going concern is not alleviated, you should include a statement in the notes to financial statements indicating that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Please tell us how you considered ASC 250-40-50-13.

Response:	We acknowledge the Staff’s comment and plan to revise future disclosures as follows, if required:

These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern within 12 months from the date the financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of this uncertainty.

Note 13. Commitments and Contingencies
Service Agreements, page 28

5.	We acknowledge your response to comment 12. Please respond to the following:

●	Confirm our understanding that Gryphon is the exclusive provider of management services for all your digital mining operations for which you recognized revenue of approximately $7.5 million in the six months ended June 30, 2023. If true, then tell us how the MSA operates with the other service agreements disclosed in this note.

●	Revise future filings to disclose the material terms and conditions of the agreement in your Business section. Refer to Item 101 of Regulation S-K.

Response:	The Company confirms that Gryphon is the Company’s exclusive provider of management services for all the Company’s digital mining operations through October 6, 2023. The MSA was terminated on October 6, 2023, and since October 6, 2023, the Company has managed all mining operations.

GC Data Center Granbury, Lancium and Rebel provide hosting services including hosting the machines and keeping them operational. Gryphon’s responsibilities included providing management services for all blockchain and crypto currency-related operations, which included selling Sphere’s Bitcoin and paying vendors for the monthly hosting costs. The Company provided written instructions to Gryphon with respect to all decisions to sell or hold digital assets.

Securities and Exchange Commission

January 12, 2024

Core provides hosting services and the hosting fees have been prepaid, therefore, only the 22.5% of gross profit is paid to Gryphon.

The Company acknowledges the Staff’s comment and will ensure to disclose the material terms and conditions of material agreements in future filings; however, the Company notes that effective October 6, 2023, the Company terminated the Master Services Agreement with Gryphon Digital Mining, and therefore such agreement is no longer in effect.

6.	We acknowledge your response to comments 12 and 13. Please respond to the following regarding your digital assets held by Gryphon under the MSA:

●	Tell us who holds legal ownership of the bitcoin. Tell us whether the bitcoin is subject to claims of general creditors of Gryphon. Tell us whether Gryphon can lend or rehypothecate the bitcoin it holds, and whether the bitcoin would be part of Gryphon’s insolvency estate or made available to general creditors in the event of Gryphon’s insolvency.

●	Tell us how you considered the material terms of your MSA with Gryphon in determining how to account for and classify the digital assets held by Gryphon. Cite the accounting literature upon which you relied and how you applied it to your facts and circumstances.

Response:	In response to the Staff’s, the Company advises as follows:

1.	The Company holds legal ownership of the Bitcoin held in custody. The Master Services Agreement dated August 19, 2021, as amended, between the Company and Gryphon (the “MSA”) is a management agreement. Under the MSA, the Company and Gryphon agreed that in exchange for “22.5% of the net operating profit of digital assets mined using the Company’s mining equipment…,” resulting from the Company’s blockchain and cryptocurrency-related operations, Gryphon would provide management services for the Company’s blockchain and cryptocurrency-related operations. This 22.5% fee is a management fee only, and did not transfer ownership of any of the Company’s assets to Gryphon. As such, Gryphon has no legal right whatsoever to use, possess or give away the Company’s assets—only to provide management services relating to those assets, and to collect a fee as consideration for such services.

2.	In support of this assertion, the MSA states that the Company “shall provide written instructions to Gryphon with respect to all decisions to sell or hold cryptocurrencies, virtual currencies or coins mined by Gryphon for or on behalf of the Company (the “Digital Assets”).” Without written instructions from the Company, Gryphon has no right to make decisions with regard to the disposition of the Company’s Digital Assets. The MSA further states that Gryphon is a “provider…of management services” for the Company’s blockchain and cryptocurrency-related operations. Based on the above description of the arrangement whereby Gryphon would manage the Company’s Digital Assets on behalf of the Company, legal ownership was never intended to, nor did it, pass from the Company to Gryphon.

Securities and Exchange Commission

January 12, 2024

3.	The Company’s Bitcoin that is held in Gryphon’s custody is not subject to the general creditors of Gryphon, and Gryphon may not lend or rehypothecate the Company’s Bitcoin held in its custody. Such Bitcoin would not be part of Gryphon’s insolvency estate, nor would it be made available to general creditors in the event of Gryphon’s insolvency. Given that the Company holds legal ownership of the Bitcoin, the Bitcoin would not be subject to the claims of Gryphon’s creditors. The Bitcoin would not be property of Gryphon’s bankruptcy estate, and could not be used to satisfy creditor claims in a Gryphon bankruptcy.

The Company evaluated the digital asset agreements to determine whether or not it has the rights to control the digital assets for the Sphere 3D Mined Coins wallet using the AICPA Accounting for and Auditing Digital Assets Question #10, Gryphon MSA, and the custodian agreement between BitGo and Gryphon. The digital assets in the Sphere 3D Mined Coins wallet are not owned by Gryphon and belong to the Company. Periodically, the Company transfers its digital assets to its cold wallet, and at December 31, 2022, there were 2.4982 BTC, or approximately $41,000, in the Sphere 3D Mined Coins wallet held as custodian by Gryphon under the MSA. Although certain of the digital assets are held in a wallet held by Gryphon, the MSA clarifies that the Bitcoin held in this wallet belong to the Company.

The key considerations of the analysis included the following:

●	Although the wallet agreement is between Gryphon and BitGo, the MSA recognizes the asset ownership as belonging to the Company.

●	Gryphon does not record the Company’s assets on their books as their own.

●	Upon deposit into the wallet, the assets belong to the Company.

●	Gryphon does not have the right to sell, transfer, loan, encumber or pledge the deposited digital asset for its purposes without depositor consent or with respect to their management fee, notice.

●	The digital assets are isolated from the custodian’s creditors in the event of bankruptcy, liquidation or dissolution.

In accordance with ASC 210-10-20, Balance Sheet, current assets is defined as those assets that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. The Company expects to use the digital assets mined for operations and therefore to sell the Bitcoin during the operating cycle. The Bitcoin generated during 2022 was sold for operations by January 2023. The Bitcoin generated during the first quarter of 2023 was sold for operations by April 2023.

* * *

Securities and Exchange Commission

January 12, 2024

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Patricia Trompeter
Sphere 3D Corp.